

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 11, 2026

BY EMAIL

Thomas V. Bohac, Jr.
Troutman Pepper Locke LLP
111 South Wacker Drive, Suite 4100
Chicago, IL 60606

Re: Pekin Hardy Strauss, Inc.; File No. 812-15716

Dear Mr. Bohac:

By Form APP-WD filed with the Securities and Exchange Commission on February 11, 2026, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kaitlin Bottock

Kaitlin Bottock
Assistant Chief Counsel

cc: Kieran G. Brown, Senior Counsel
Michael K. Renetzky, Esq., Troutman Pepper Locke LLP